Mail Stop 4561

      April 13, 2007

Keith F. Atkinson
c/o Teachers Insurance and Annuity Association of America
8500 Andrew Carnegie Blvd.
Charlotte, NC  28262

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P.
	Registration Statement on Form S-11
      Filed March 15, 2007
      Registration No. 333-141315

Dear Mr. Atkinson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please provide an analysis regarding the application of Section
5,
including the prospectus delivery requirements, to this transaction.
In particular, please address the application of Section 5 to the execution of the subscription agreement by a potential investor, the acceptance of the subscription agreement, the subsequent capital calls made by the Fund, payment made by the investors and delivery of the partnership units.

3. Please advise us and include appropriate disclosure whether the Fund will make investments prior to the second closing and the conclusion of the offering period. If so, please advise us what, if any, disclosure will be available to investors in the second closing regarding the value of these assets.

4. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
5. Please revise to tell us the exemption relied upon for the purchase by TIAA and why this offering should not be integrated with the public offering.

6. Please disclose the prior performance narrative and tabular information required by Industry Guide 5.

Cover Page
7. Please briefly disclose that investors will initially submit binding subscription agreements and then will be subject to capital calls for the amounts committed to in such subscription agreements.
Please describe any applicable escrow arrangements pending the initial closing, or if none, please describe when capital calls will begin.
8. We note your disclosure in the second paragraph on the cover page that you are not a mutual fund. Please move the disclosure that you are not a mutual fund to directly follow your reference to "closed end" fund and explain what you mean by "closed end fund." In this connection we note your disclosure on page 5 that by "closed end" you mean that your offering is for a fixed number of units during a fixed offering period and for a "fixed term." Please revise to explain what you mean by fixed term.
9. Please revise to remove parenthetical definitions for terms that are clear from their meaning from the cover page. However, please consider revising the use of the term "Company" to describe your REIT subsidiary and to instead use "REIT subsidiary" or some other term so as to more clearly distinguish yourself from the "Company." In this connection, please revise the summary to explain the business reason for this structure.

10. Please revise to highlight in a manner other than all capitals the cross-reference to the risk factors.
11. Please revise to describe the offering as a best efforts minimum/maximum offering.
12. Please revise the table to disclose that the asset manager may re-allow up to $1,000,000 of its asset management fee to TC Services as compensation in connection with its services in the distribution of units.
13. We note your footnote to the table that the minimum does not include the amount that TIAA will contribute for units. Please revise to explain, if accurate, that the amounts purchased by TIAA or its affiliates will not count towards reaching the minimum.
14. Please revise the cover page risk factors and throughout to disclose that investors will not receive distributions, if any, for at least 4 years from the date of this prospectus and that you are not obligated to make distributions. Please distinguish such distributions from payments to investors in the first closing until the second closing.
15. Please revise the fourth bullet point to explain that units will not be listed on any exchange.

Suitability Standards, page 1

16. We note that on page 1 you state that this investment is suitable for investors who seek to diversify their personal portfolios with a
"finite-life" real estate based investment. Please revise to explain what you mean by finite life. Further, please clarify, as you have elsewhere that "this offering is only suitable for long-term investors."

The Offering, page 5

17. Please briefly describe penalties charges to investors who fail to meet their capital calls.

18. Please disclose that subscription agreements will relate to capital commitments and units will not be delivered until capital has been contributed in response to capital calls. Please disclose the amount of time over which the general partner may call these capital commitments. Please also disclose any applicable escrow arrangements.
19. Please include disclosure regarding payments that may be made to investors in the initial closing during the offering period, as described on page 123.

20. Please revise to disclose to whom the REIT will sell shares to comprise the requisite number of REIT shareholders and whether they may be affiliates of TIAA, identifying such affiliates.

Investment Objectives, Strategy and Guidelines, page 9

21. Please revise throughout to explain what you mean by "stable" income returns.

22. Your definition of "core-plus" appears to include all real estate investments that are not "core." If this is accurate, please consider revising the reference to "core-plus" as it may suggest to investors that these investments will bear at least some of the conservative qualities of your "core" investments.

Compensation of the Asset Manager and its Affiliates, page 13

23. Please revise the table on page 14 to provide separate headings in the table, rather than your current disclosure in the footnotes, to discuss reimbursements for acquisition and operating expenses of the Asset Manager and disclose in the table whether there are any caps on such amounts.

Plan of Distribution, page 16

24. Please disclose whether any purchases by TIAA or its affiliates are counted towards satisfying the minimum investment amount.

Questions and Answers About this Offering, page 17

25. If you choose to include both a Q&A and summary section in the prospectus, please revise so that there is no repetition in the two sections. We note that a substantial amount of the disclosure in the
Q&A already is contained in the summary.

Why does the fund intend to have a REIT subsidiary primarily make the
Fund`s real estate related investments?, page 18
26. We note that your answer reflects that REITs do not pay taxes on its net income that it distributes to investors. Please revise to clarify that the income of the REIT will be shared with the approximately 50 other investors in the REIT and disclose whether such investors will be affiliated with the sponsor.

Q: Will I be notified of how my investment is doing?

27. Please disclose whether net asset value calculations will be made available to investors.

Allocation Procedure, page 47

28. Please include disclosure regarding the three existing vehicles affiliated with the Fund with which the Fund will compete for investments. In particular, please disclose the investment strategy of each of these vehicles and highlight similarities with the investment strategy of the fund. Please include similar disclosure in the "Conflicts of Interest" section on page 68.

Valuation, page 54

29. Please disclose when and how the estimated annual valuations of the units will be disclosed to investors.

Wholly Owned Commercial Real Estate Properties, page 56

30. We note your reference to valuation methodologies that are "consistent with industry practice." Please briefly describe these valuation methodologies including the material assumptions required of persons conducting the valuations.

Structure of the Fund, page 59

31. We note that the company will be an LLC. Please advise us how the LLC will meet the organizational requirements for a REIT.

Management, page 60

32. Please include disclosure regarding the contractual obligations of executives of the Fund, the general partner and the asset manager to dedicate their business time to the activities of the Fund and to other TIAA investment vehicles.

Conflicts of Interest, page 68

33. Please include the disclosure required by Item 404(b) of Regulation S-K or advise us where such disclosure already exists.

Additional Information, page 126

34. Please update the SEC address: 100 F Street, N.E., Washington,
D.C. 20549.

Exhibits

35. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jessica Barberich, Staff Accountant at 202-
551-
3782 or Danny Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Dennis M. Quinn, Esq. (via facsimile)



Keith F. Atkinson
c/o Teachers Insurance and Annuity Association of America
April 13, 2007
Page 1